FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a - 16 or 15d - 16 of

the Securities Exchange Act of 1934

For the month of May
HSBC Holdings plc

42nd Floor, 8 Canada Square, London E14 5HQ, England

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F).

Form 20-F   X              Form 40-F ......

(Indicate by check mark whether the registrant by furnishing the information co0ntained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934).

Yes.......          No    X

(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ..............).

HSBC AGREES TO SELL ITS BUSINESSES IN COLOMBIA, PERU, URUGUAY AND PARAGUAY

HSBC Latin America Holdings (UK) Limited, together with other wholly owned subsidiaries of HSBC Holdings plc ('HSBC Group companies'1), has entered into an agreement with the Colombian banking entity controlled by the Gilinski Group2, Banco GNB Sudameris S.A., to sell the HSBC Group's businesses in Colombia, Peru, Uruguay and Paraguay for a total consideration of US$400m in cash, subject to adjustment to reflect the net asset value in each of the businesses at completion.

These transactions are subject to the requisite regulatory approvals in each jurisdiction, as well as other conditions. The sales of the businesses in Colombia and Peru are expected to complete in the fourth quarter of 2012 and the sales of the businesses in Uruguay and Paraguay are expected to complete in the first quarter of 2013.

These transactions represent further progress in the execution of the HSBC Group strategy. Antonio Losada, President and CEO of HSBC Latin America and the Caribbean, said: "We are pleased to have reached this agreement with Banco GNB Sudameris as we seek to focus on our operations where we see the greatest potential for sustainable growth for HSBC. I would like to thank the management teams and employees for their dedication and wish them every success for the future."

At 31 December 2011, the businesses to be sold had 62 branches across the four countries and a gross asset value of US$4.4bn.

Media enquiries to:

Enrique de la Madrid	+5255 5721 3723	enrique.delamadrid@hsbc.com.mx
Lyssette Bravo	+5255 5721 2888	lyssette.bravo@hsbc.com.mx
Brendan McNamara	+44 20 7991 0655	brendan.mcnamara@hsbc.com

Investor relations enquiries to:

London
Guy Lewis	+44 (0)20 7992 1938	guylewis@hsbc.com
Robert Quinlan	+44 (0)20 7991 3643	robert.quinlan@hsbc.com
Hong Kong
Hugh Pye	+852 2822 4908	hugh.pye@hsbc.com

Footnote:

1 The HSBC Group companies that are parties to the agreement are: Colombia - HSBC Bank (Panama) and HSBC Securities (Panama); Peru - HSBC Latin America Holdings (UK) Ltd. ('HLAH') and HSBC Inversiones; Paraguay - HLAH and HSBC Servicos e Participacoes; and Uruguay - HLAH.

2 Banco GNB Sudameris is controlled by the Gilinski Group. Jaime Gilinski is a party to the sale agreement.

Notes to editors:
1. Uruguay
HSBC in Uruguay serves retail, commercial, corporate banking and insurance clients from 11 branches and had gross assets of US$1.0bn at 31 December 2011.

2. Paraguay
HSBC in Paraguay serves retail, commercial, corporate banking and insurance clients from seven branches and had gross assets of US$0.6bn at 31 December 2011.

3. Colombia
HSBC in Colombia serves retail, commercial, corporate banking and insurance clients from 20 branches and had gross assets of US$1.5bn at 31 December 2011.

4. Peru
HSBC in Peru serves retail, commercial, corporate banking and insurance clients from 24 branches and had gross assets of US$1.3bn at 31 December 2011.

5. The HSBC Group
HSBC Holdings plc, the parent company of the HSBC Group, is headquartered in London. The Group serves customers worldwide from around 7,200 offices in over 80 countries and territories in Europe, the Asia-Pacific region, North and Latin America, and the Middle East and North Africa. With assets of US$2,637bn at 31 March 2012, the HSBC Group is one of the world's largest banking and financial services organisations.

ends/all

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

HSBC Holdings plc

                                                       By:

                                                                                Name:   P A Stafford

                                                                                                Title: Assistant Group Secretary

                                                                             Date: 11 May 2012